UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

eLong, Inc.
(Name of Issuer)
Ordinary Shares, $.01 par value per share
(Title of Class of Securities)
290138205
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)**

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** For Sandgrain Securities Inc. and Angelo Frank Perrone only.

CUSIP No.	290138205

1	NAMES OF REPORTING PERSONS Lawrence Auriana N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,911,111.12 ordinary shares (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,911,111.12 ordinary shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.42%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	290138205

1	NAMES OF REPORTING PERSONS Sandgrain Securities Inc. 11-300-6260

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,911,111.12 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,911,111.12 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.42%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD

CUSIP No.	290138205

1	NAMES OF REPORTING PERSONS Angelo Frank Perrone N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,911,111.12 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,911,111.12 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.42%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD

Item 1.
(a)	Name of Issuer

eLong, Inc.

(b)	Address of Issuer’s Principal Executive Offices

Block B, Xingke Plaza, Third Floor 10 Jiuxianqiao Zhonglu Chaoyang District Beijing 100016 People’s Republic of China

Item 2.
(a)	Name of Person Filing

Lawrence Auriana, Sandgrain Securities Inc., Angelo Frank Perrone. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

Lawrence Auriana 140 E. 45th Street 43rd Floor New York, NY 10017

Sandgrain Securities Inc. 1050 Franklin Avenue Suite 104 Garden City, NY 11530

Angelo Frank Perrone c/o Sandgrain Securities Inc. 1050 Franklin Avenue Suite 104 Garden City, NY 11530

(c)	Citizenship

The following Reporting Person is a corporation organized under the laws of the state of Delaware: Sandgrain Securities Inc.

The following Reporting Persons are citizens of the United States: Lawrence Auriana and Angelo Frank Perrone.

(d)	Title of Class of Securities

Ordinary Shares, $.01 par value per share

(e)	CUSIP Number

290138205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Lawrence Auriana is the record owner of 2,911,111.12 ordinary shares. Such 2,911,111.12 ordinary shares held of record by Mr. Auriana are placed in a discretionary account with Sandgrain Securities Inc. with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may be deemed to beneficially own such 2,911,111.12 ordinary shares.

(b)	Percent of class: 15.42%

The foregoing percentages are calculated based on 18,875,789 ordinary shares of eLong, Inc. issued and outstanding as of March 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

2,911,111.12 ordinary shares for Lawrence Auriana.

0 ordinary shares for Sandgrain Securities Inc. and Mr. Perrone.

(ii)	Shared power to vote or to direct the vote

0 ordinary shares.

(iii)	Sole power to dispose or to direct the disposition of

0 ordinary shares for Lawrence Auriana.

2,911,111.12 ordinary shares for Sandgrain Securities Inc. and Mr. Perrone.

(iv)	Shared power to dispose or to direct the disposition of

0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Appliable.

Item 9.	Notice of Dissolution of Group

Mr. Auriana was party to an Investors Agreement dated July 23, 2004 by and among eLong, Inc., Expedia Asia Pacific — Alpha Limited, Billable Development, Ltd., Mr. Auriana, Ira S. Nordlicht and Helen S. Scott, Purple Mountain Holding, Ltd., Mind Trade Assets Limited and Gold Partner Consultants Limited pursuant to which those parties agreed to vote any shares of capital stock of eLong, Inc. held by each in the manner provided in the Investors Agreement. The parties to the Investor Agreement had previously filed as a Group. On May 18, 2010 the Investor Agreement was amended so as to terminate the voting provisions, thereby dissolving the Group.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date February 14, 2011

/s/ Lawrence Auriana

Lawrence Auriana

Sandgrain Securities Inc.

By:	/s/ Angelo Frank Perrone

Name:	Angelo Frank Perrone
Title:	Senior Vice President

/s/ Angelo Frank Perrone

Angelo Frank Perrone